LATHAM & WATKINS

04054175

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

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Washington, D.C.

21 December 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Interpump Press Release: Syndicated Loan granted to Interpump Group for 120 million Euro for future acquisitions.

Feel free to call me with any questions on +44 207 710 1076.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Yours faithfully,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci
Interpump Group S.p.A

LO\213139.1

PRESS RELEASE

SYNDICATED LOAN GRANTED TO INTERPUMP GROUP FOR 120 MILLION EURO FOR FUTURE ACQUISITIONS

The financing is structured with two loans each of 60 million euro, granted respectively to Interpump Group S.p.A. and its Subsidiary company IP Cleaning S.p.A.

The transaction is managed by Sanpaolo IMI Group as MLA, with the participation of a group of Italian and foreign banks.

Mr. Giovanni Cavallini, Vice Chairman and Chief Executive Officer of Interpump Group stated, *"A further proof of trust in the soundness of the growth strategy of Interpump Group".*

S.Ilario d'Enza-December 14, 2004- Interpump Group S.p.A. announces to have subscribed today an agreement coordinated and arranged by Sanpaolo IMI Group, with a pool of leading Italian and foreign banks, for two syndicated loans, each for a value of 60 million euro, respectively to the Parent company Interpump Group S.p.A. and to its subsidiary IP Cleaning S.p.A.

The two syndicated loans have the same structure and features and have an average duration of 4.3 years, with reimbursements beginning at the thirty-sixth month and ending at the sixtieth month since the granting. The loans, are both granted with no guarantee and finalised for future acquisitions.

The following financial covenants are foreseen, for the entire duration of the borrowings; the covenants are calculated on the basis of consolidated financial statement of Interpump Group S.p.A..

1) Debt/Equity not exceeding 1.5, which can be exceeded in case of acquisitions until a maximum amount of debt equal to 300 million euro;
2) Financial indebtedness/EBITDA non exceeding 3.5.

Mr. Giovanni Cavallini, Vice Chairman and Chief Executive Officer of Interpump Group stated: *"The transaction we subscribed today is a further proof of trust of the Italian banking system in Interpump Group. A trust that is based on our soundness and ability to reach and exceed our goals. This is confirmed by the structure of the loans, granted at excellent conditions".*

For further information please contact:
Moccagatta Associati
Tel. 02 8645.1695 - Fax 02 8645.2082
Email: segreteria@moccagatta.it